EXHIBIT 99.1
                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)       Name of company
         Cambridge Antibody Technology

2)       Name of director
         Aaron Klug

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As in 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) As in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
         Sale of shares

7)       Number of shares/amount of
         stock acquired
         Nil

8)       Percentage of issued class
         Nil

9)       Number of shares/amount
         of stock disposed
         600

10)      Percentage of issued class
         0.002%

11)      Class of security
         Ordinary 10p shares

12)      Price per share
         (pound)15.29

13)      Date of transaction
         25 March 2002

14)      Date company informed
         25 March 2002

15)      Total holding following this notification
         27,927

16)      Total percentage holding of issued class following this notification
         0.08%

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If a director has been granted options by the company please complete the following boxes

17)      Date of grant

18)      Period during which or date on which exercisable

19)      Total amount paid (if any) for grant of the option

20)      Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)      Any additional information

24)      Name of contact and telephone number for queries
         Diane Mellett 01763 263233

25) Name and signature of authorized company official responsible for making this notification

Diane Mellett Company Secretary

Date of Notification 26 March 2002